UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

FORWARD-LOOKING STATEMENTS

This Form 6-K may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Brightstar Lottery PLC and its consolidated subsidiaries (“Brightstar” or the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans and strategies, expected growth, transactions, trends, events, products and services, customer relationships, dividends, results of operations, and/or financial condition or measures, including our expectations on future revenue, operating income, cash from and used in operations, capital expenditures guidance, and fiscal year 2025 EUR/USD assumption, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “outlook,” “possible,” “potential,” “predict,” “project,” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) macroeconomic, regulatory and political uncertainty, including as a result of new or increased tariffs, trade wars, and other restrictions on trade between or among countries in which it operates, and related changes in discretionary consumer spending and behavior, fluctuations in foreign currency exchange rates, changes in prevailing interest rates, changing inflation rates, impacts from increased U.S. national deficits, and the other factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2024 (including in “Item 3.D. Risk Factors”) and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.brightstarlottery.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including the discussion provided in Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Nothing in this Form 6-K is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of Brightstar Lottery PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of Brightstar Lottery PLC, as applicable. All forward-looking statements contained in this Form 6-K are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to Brightstar Lottery PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

PART I.     FINANCIAL INFORMATION

ITEM 1.     Condensed Consolidated Financial Statements (Unaudited)

BRIGHTSTAR LOTTERY PLC

Brightstar Lottery PLC
Condensed Consolidated Balance Sheets
(Unaudited, $ and shares in millions, except per share amounts)

	Notes	September 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents		1,599	584
Restricted cash and cash equivalents		97	120
Trade and other receivables, net	5	514	468
Inventories, net	6	115	113
Other current assets	7	191	114
Assets held for sale	3	—	4,765
Total current assets		2,516	6,165
Systems, equipment and other assets related to contracts, net		636	581
Property, plant and equipment, net		88	85
Operating lease right-of-use assets	8	95	102
Goodwill		2,707	2,650
Intangible assets, net		104	89
Other non-current assets	7	3,142	606
Total non-current assets		6,771	4,113
Total assets		9,288	10,278

Liabilities and shareholders' equity
Current liabilities:
Accounts payable		758	718
Current portion of long-term debt	10	117	208
Payable to ADM		2,031	—
Other current liabilities		514	619
Liabilities held for sale	3	—	1,142
Total current liabilities		3,420	2,687
Long-term debt, less current portion	10	4,064	5,153
Deferred income taxes		232	170
Operating lease liabilities	8	75	83
Other non-current liabilities		143	125
Total non-current liabilities		4,513	5,530
Total liabilities		7,934	8,217
Commitments and contingencies	3, 11
Shareholders’ equity
Common stock, par value $0.10 per share; 210 shares issued and 190 shares outstanding at September 30, 2025; 209 shares issued and 202 shares outstanding at December 31, 2024		21	21
Additional paid-in capital		1,168	1,931
Retained deficit		(574)	(660)
Treasury stock, at cost; 20 shares and 7 shares at September 30, 2025 and December 31, 2024, respectively		(368)	(156)
Accumulated other comprehensive income	13	623	516
Total Brightstar Lottery PLC’s shareholders’ equity		871	1,652
Non-controlling interests		483	409
Total shareholders’ equity		1,354	2,061
Total liabilities and shareholders’ equity		9,288	10,278

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brightstar Lottery PLC
Condensed Consolidated Statements of Operations
(Unaudited, $ and shares in millions, except per share amounts)

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2025	2024	2025	2024
Service revenue (includes amortization of upfront license fees)	4	604	566	1,750	1,771
Product sales	4	25	20	93	89
Total revenue	4	629	587	1,843	1,861
Cost of services (excluding Depreciation and amortization)		276	261	819	795
Cost of product sales (excluding Depreciation and amortization)		31	22	86	67
General and administrative		44	61	164	178
Research and development		11	12	33	33
Sales and marketing		29	30	92	89
Depreciation and amortization		55	51	163	151
Restructuring		—	38	21	39
Interest expense, net	10	36	53	130	160
Foreign exchange loss, net		1	39	132	23
Other expense, net		12	4	23	12
Income from continuing operations before provision for income taxes	12	134	15	180	315
Provision for income taxes	12	40	61	137	161
Income (loss) from continuing operations		95	(46)	43	154
(Loss) income from discontinued operations, net of tax	3	(16)	88	75	101
Gain on sale of discontinued operations, net of tax	3	77	—	77	—
Income from discontinued operations	3	60	88	152	101
Net income		155	43	195	256
Less: Net income attributable to non-controlling interests from continuing operations		38	34	105	120
Less: Net income attributable to non-controlling interests from discontinued operations	3	—	1	4	5
Net income attributable to Brightstar Lottery PLC	14	117	7	86	130

Net income (loss) from continuing operations attributable to Brightstar Lottery PLC per common share - basic	14	0.29	(0.39)	(0.31)	0.17
Net income (loss) from continuing operations attributable to Brightstar Lottery PLC per common share - diluted	14	0.29	(0.39)	(0.31)	0.17
Net income attributable to Brightstar Lottery PLC per common share - basic	14	0.60	0.04	0.43	0.65
Net income attributable to Brightstar Lottery PLC per common share - diluted	14	0.60	0.04	0.43	0.64

Weighted-average shares - basic	14	195	202	200	201
Weighted-average shares - diluted	14	196	202	200	203

 The accompanying notes are an integral part of these condensed consolidated financial statements.

Brightstar Lottery PLC
Condensed Consolidated Statements of Comprehensive Income
(Unaudited, $ in millions)

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2025	2024	2025	2024
Net income		155	43	195	256
Foreign currency translation adjustments, net of tax	13	112	15	141	6
Unrealized gain (loss) on hedges, net of tax	13	6	(2)	(1)	—
Unrealized loss on other, net of tax	13	(1)	—	—	—
Other comprehensive income, net of tax		117	13	140	6
Comprehensive income		272	56	334	262
Less: Comprehensive income attributable to non-controlling interests		37	49	141	119
Comprehensive income attributable to Brightstar Lottery PLC		236	7	194	142

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brightstar Lottery PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, $ in millions)

	For the nine months ended September 30,
	2025	2024
Cash flows from operating activities
Net income	195	256
Less: Income from discontinued operations, net of tax	152	101
Adjustments to reconcile net income to net cash (used in) provided by operating activities from continuing operations:
Amortization of upfront license fees	154	150
Depreciation	135	127
Foreign exchange loss, net	132	23
Amortization	28	24
Stock-based compensation	15	31
Other non-cash items, net	33	(3)
Changes in operating assets and liabilities, excluding the effects of dispositions:
Accounts payable	11	18
Trade and other receivables	(4)	11
Inventories	(4)	(12)
Accrued income taxes	9	3
Accrued interest payable	(25)	(44)
Italian Lotto License payment	(579)	—
Other assets and liabilities	47	7
Net cash (used in) provided by operating activities from continuing operations	(6)	489
Net cash provided by operating activities from discontinued operations	94	235
Net cash provided by operating activities	88	724

Cash flows from investing activities
Capital expenditures	(239)	(104)
Other	—	1
Net cash used in investing activities from continuing operations	(240)	(103)
Net cash provided by (used in) investing activities from discontinued operations	3,868	(166)
Net cash provided by (used in) investing activities	3,629	(270)

Cash flows from financing activities
Proceeds from long-term debt	1,112	556
Payments of debt issuance costs	(11)	(3)
Net payments on financial liabilities	(82)	(52)
Net repayments of Revolving Credit Facilities	(515)	(119)
Principal payments on long-term debt	(2,186)	(500)
Repurchases of common stock	(251)	—
Dividends paid	(728)	(121)
Capital increase - non-controlling interests	178	2
Return of capital - non-controlling interests	(57)	(55)
Dividends paid - non-controlling interests	(163)	(159)
Other	18	(16)
Net cash used in financing activities from continuing operations	(2,686)	(467)
Net cash used in financing activities from discontinued operations	(143)	(39)
Net cash used in financing activities	(2,829)	(505)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	888	(51)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	33	(14)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	775	739
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period	1,696	674
Less: Cash and cash equivalents and restricted cash and cash equivalents of discontinued operations	—	71
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	1,696	604

Supplemental disclosures of cash flow information for continuing operations:
Interest paid	171	204
Income taxes paid	119	169

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brightstar Lottery PLC
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited, $ in millions)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Brightstar Lottery PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2024	21	1,931	(660)	(156)	516	1,652	409	2,061

Net income	—	—	27	—	—	27	33	60
Other comprehensive (loss) income, net of tax	—	—	—	—	(4)	(4)	14	9
Total comprehensive income (loss)	—	—	27	—	(4)	23	47	70

Capital increase	—	—	—	—	—	—	2	2
Stock-based compensation	—	9	—	—	—	9	—	9
Shares issued under stock award plans	—	(2)	—	—	—	(2)	—	(2)
Return of capital	—	—	—	—	—	—	(19)	(19)
Dividends declared	—	(40)	—	—	—	(40)	(86)	(126)
Balance at March 31, 2025	21	1,898	(633)	(156)	512	1,642	353	1,994

Net (loss) income	—	—	(58)	—	—	(58)	38	(20)
Other comprehensive (loss) income, net of tax	—	—	—	—	(7)	(7)	20	13
Total comprehensive (loss) income	—	—	(58)	—	(7)	(65)	57	(8)

Capital increase	—	—	—	—	—	—	180	180
Stock-based compensation	—	5	—	—	—	5	—	5
Shares issued under stock award plans	—	(10)	—	—	—	(10)	—	(10)
Return of capital	—	—	—	—	—	—	(28)	(28)
Dividends declared	—	(41)	—	—	—	(41)	(82)	(122)
Balance at June 30, 2025	21	1,852	(691)	(156)	505	1,531	481	2,012

Net income	—	—	117	—	—	117	38	155
Other comprehensive income (loss), net of tax	—	—	—	—	119	119	(1)	117
Total comprehensive income	—	—	117	—	119	236	37	272

Stock-based compensation	—	3	—	—	—	3	—	3
Repurchases of common stock	—	(39)	—	(212)	—	(251)	—	(251)
Return of capital	—	—	—	—	—	—	(10)	(10)
Divestiture of non-controlling interest	—	—	—	—	—	—	(24)	(24)
Dividends declared	—	(647)	—	—	—	(647)	—	(647)
Balance at September 30, 2025	21	1,168	(574)	(368)	623	871	483	1,354

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income	Total Brightstar Lottery PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2023	21	2,065	(1,008)	(156)	521	1,443	510	1,952

Net income	—	—	82	—	—	82	47	128
Other comprehensive income (loss), net of tax	—	—	—	—	8	8	(16)	(9)
Total comprehensive income	—	—	82	—	8	90	30	120

Capital increase	—	—	—	—	—	—	2	2
Stock-based compensation	—	11	—	—	—	11	—	11
Return of capital	—	—	—	—	—	—	(27)	(27)
Dividends declared	—	(40)	—	—	—	(40)	(161)	(201)
Balance at March 31, 2024	21	2,036	(926)	(156)	529	1,504	354	1,858

Net income	—	—	42	—	—	42	43	85
Other comprehensive income (loss), net of tax	—	—	—	—	4	4	(3)	1
Total comprehensive income	—	—	42	—	4	45	40	86

Stock-based compensation	—	11	—	—	—	11	—	11
Shares issued under stock award plans	—	(17)	—	—	—	(17)	—	(17)
Return of capital	—	—	—	—	—	—	(18)	(18)
Dividends declared	—	(40)	—	—	—	(40)	(2)	(42)
Balance at June 30, 2024	21	1,990	(885)	(156)	532	1,503	374	1,877

Net income	—	—	7	—	—	7	36	43
Other comprehensive income, net of tax	—	—	—	—	—	—	13	13
Total comprehensive income	—	—	7	—	—	7	49	56

Stock-based compensation	—	13	—	—	—	13	—	13
Return of capital	—	—	—	—	—	—	(10)	(10)
Dividends declared	—	(40)	—	—	—	(40)	(2)	(42)
Balance at September 30, 2024	21	1,962	(877)	(156)	532	1,482	412	1,894

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brightstar Lottery PLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

1.    Description of Business

In July 2025, we changed our corporate name from International Game Technology PLC to Brightstar Lottery PLC (NYSE: BRSL) (“Brightstar”). We will not distinguish between our prior and current corporate name and will refer to our current corporate name throughout this Form 6-K. As such, unless we expressly indicate or the context requires otherwise, the terms “Brightstar,” “company,” “we,” “us,” and “our” in this filing refer to Brightstar Lottery PLC (the “Parent”) and where appropriate, its consolidated subsidiaries.

Brightstar Lottery is a global leader in lottery delivering entertaining and responsible gaming experiences for players worldwide. Leveraging a wealth of compelling content, continuous investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. As a pure play global lottery company, lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, fulfill player needs and distribute the benefits to communities. Brightstar Lottery has a well-established local presence and relationships with governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility.

On July 1, 2025, the Company completed the previously announced sale of the Gaming & Digital business (“IGT Gaming”) to a holding company (“the Buyer”) owned by funds managed by affiliates of Apollo Global Management, Inc. (NYSE: APO) (the “Apollo Funds”), pursuant to the definitive agreements (the “Transaction Agreements”) entered into on July 26, 2024. IGT Gaming and Everi Holdings Inc. (“Everi”) were simultaneously acquired in the all-cash transaction (the “Transaction”). Refer to Note 3. Discontinued Operations and Assets Held for Sale.

2.    Summary of Significant Accounting Policies

Basis of Preparation

The accompanying condensed consolidated financial statements and notes of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, these interim financial statements do not include all of the information and note disclosures required by GAAP for complete financial statements, but reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the interim period results. The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in our annual report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on February 25, 2025 (the “2024 Form 20-F”).

Our condensed consolidated financial statements are stated in millions of United States (“U.S.”) dollars, except per share data or unless otherwise indicated, and are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

We have reflected the financial results of IGT Gaming as discontinued operations in our condensed consolidated statements of operations and reflected the assets and liabilities of IGT Gaming as held for sale in our condensed consolidated balance sheets, for all periods presented. Retrospective reclassifications have been made to prior period financial statements and disclosures to present IGT Gaming as discontinued operations (see Note 3. Discontinued Operations and Assets Held for Sale). Unless otherwise noted, amounts and disclosures included herein relate to our continuing operations.

In the presentation of our condensed consolidated statements of operations, certain prior period amounts have been reclassified to conform with the current period presentation. We implemented these changes to align with industry practices, streamline reporting for our investors, aggregate depreciation and amortization into a single financial statement line item, and to enhance transparency by further disaggregating expense categories including separately presenting sales and marketing expenses. These reclassifications have no effect on previously reported total revenues, income from continuing operations, or net income.

Use of Estimates

The preparation of our condensed consolidated financial statements requires us to make estimates, judgments, and assumptions which affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent liabilities. We evaluate our estimates, judgments, and methodologies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. Accordingly, actual results and outcomes could differ from those estimates.

Significant Accounting Policies

There have been no material changes to our significant accounting policies described in Note 2 - Summary of Significant Accounting Policies, in our 2024 Form 20-F.

Accounting Pronouncements

The Company closely monitors all Accounting Standard Updates (“ASUs”) issued by the Financial Accounting Standards Board (“FASB”) and other authoritative guidance. During the nine months ended September 30, 2025, there were no ASUs issued that are expected to have a significant effect on the condensed consolidated financial statements. Additionally, there were no ASUs adopted during the nine months ended September 30, 2025 with a significant effect on the condensed consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which changes the capitalization criteria for internal-use software and aligns impairment testing with the model in ASC 360. The ASU also clarifies that related disclosures should follow the guidance in ASC 360 rather than ASC 350. The amendments are effective for annual periods beginning after December 15, 2027, with early adoption permitted. We expect to adopt ASU 2025-06 effective January 1, 2028 and do not expect the adoption of this ASU to have a material impact on our consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which introduces a practical expedient for estimating expected credit losses on current accounts receivable and contract assets arising from revenue transactions. The ASU also permits an accounting policy election to consider post–balance sheet collection activity when estimating credit losses. The amendments are effective for annual periods beginning after December 15, 2025, with early adoption permitted. The ASU also introduces related disclosure requirements for entities that elect the practical expedient or accounting policy election. We expect to adopt ASU 2025-05 effective January 1, 2026 and are currently evaluating the impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”), which enhances annual disclosure requirements with respect to income taxes. The Company will apply the ASU prospectively by providing the revised disclosures for the period ending December 31, 2025 and will continue to provide the pre-ASU disclosures for the prior periods.

3. Discontinued Operations and Assets Held for Sale

On July 1, 2025, the Company completed the previously announced sale of IGT Gaming pursuant to the Transaction Agreements with Apollo Funds, whereby IGT Gaming and Everi were simultaneously acquired in the Transaction. Total consideration, net of $134 million of cash and restricted cash transferred, was $4.1 billion and resulted in a pre-tax gain on sale of $112 million ($77 million net of $35 million of income taxes related to the internal separations). The consideration is inclusive of a $47 million receivable from the Buyer, which will be collected through 2026.
The Company expects to use the proceeds from the sale as follows:
•$2.0 billion used for contractual debt reductions. Refer to Note 10. Debt.
•$1.1 billion returned or expected to be returned to shareholders:
◦The Company's Board of Directors declared a special cash dividend to common stockholders in the amount of $3.00 per share. The distribution was paid on July 29, 2025. Refer to Note 13. Shareholders' Equity.
◦In addition, the Board authorized a $500 million, two-year share repurchase program. The new authorization replaces the Company's existing share repurchase program. Refer to Note 13. Shareholders' Equity.

•$500 million to partially fund the Italy Lotto license payments. Refer to Note 7. Other Assets.
•$400 million to be used for general corporate purposes.

The criteria for reporting the IGT Gaming disposal group as held for sale were met upon entering into the Transaction Agreements on July 26, 2024. The Transaction represented a strategic shift that had a major effect on the Company’s operations and financial results and accordingly, IGT Gaming is presented in the accompanying condensed consolidated financial statements as a discontinued operation for all periods presented.
The following represents the major classes of the IGT Gaming assets and liabilities held for sale:

December 31,
($ in millions)	2024
Assets:
Cash and cash equivalents	63
Trade and other receivables, net	321
Inventories, net	153
Other current assets	254
Systems, equipment and other assets related to contracts, net and Property, plant and equipment, net	408
Goodwill	1,814
Intangible assets, net	1,432
Other non-current assets	321
Assets held for sale	4,765
Liabilities:
Accounts payable	139
Other current liabilities	408
Deferred income taxes	153
Other non-current liabilities	442
Liabilities held for sale	1,142

Shown below is the summarized statement of operations and selected cash flows for the IGT Gaming discontinued operations:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2025	2024	2025	2024
Total revenue	—	479	796	1,321
Total cost of revenue	—	190	290	607
General and administrative	7	91	179	296
Interest expense, net (1)	—	20	38	59
Other expense, net	—	82	150	210
Income from discontinued operations before provision for income taxes	(7)	96	139	149
Provision for income taxes	9	8	64	48
Gain on sale of discontinued operations before provision for income taxes	112	—	112	—
Provision for income taxes on sale of discontinued operations (2)	35	—	35	—
Income from discontinued operations, net of tax	60	88	152	101
Less: Net income attributable to non-controlling interests from discontinued operations	—	1	4	5
Income from discontinued operations attributable to Brightstar Lottery PLC	60	87	148	97
(1) Includes interest expense allocated to discontinued operations for contractual and planned repayments related to $2 billion of debt that is required to be repaid as a result of the Transaction, within six months of the closing date, in accordance with our Revolving Credit Facilities and Term Loan Facilities agreements.
(2) Relates to the tax effects of the internal separations of certain assets to IGT Gaming.

Continuing Involvement

The Company has continuing involvement with IGT Gaming via a transition services agreement (“TSA”). As part of the TSA, the Company provides various services such as information technology (i.e. data center hosting), human resources (i.e. payroll and benefits), and other back-office services for which the Company will receive compensation. These services generally expire no more than two years after Transaction close.

In addition, the Company and IGT Gaming license or sublicense certain software, brands, and intellectual property to one another, which are subject to expiration based on the underlying contractual or statutory terms.

The Parent guarantees a lease between IGT Gaming (lessee) and a third-party lessor, which expires on September 30, 2032. As of September 30, 2025, the maximum exposure under the guarantee for base rent under the lease is $104 million. Our exposure is partially offset by the stated amount of a letter of credit issued by a bank on behalf of IGT Gaming for the benefit of the Parent. On an annual basis IGT Gaming is obligated to cause the term of the letter of credit to be extended and the stated amount to be increased by three percent. As of September 30, 2025, the Parent’s estimated liability is $10 million, which is included within Other current liabilities and Other non-current liabilities in the condensed consolidated balance sheets.

	For the nine months ended September 30,
Selected Cash Flows from Discontinued Operations ($ millions)	2025	2024
Depreciation and amortization	—	178

Cash paid during the period for:
Interest	49	51
Income taxes	72	85

Capital expenditures	93	176
Payments on license obligations	137	22

4.    Revenue Recognition

Disaggregation of Revenue

The following table summarizes revenue disaggregated by the source of revenue:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2025	2024	2025	2024
Operating and facilities management contracts	644	602	1,866	1,879
Upfront license fee amortization	(53)	(51)	(154)	(150)
Operating and facilities management contracts (includes amortization of upfront license fees)	591	551	1,712	1,729

Systems, software, and other	13	15	38	42
Service revenue (includes amortization of upfront license fees)	604	566	1,750	1,771

Product sales	25	20	93	89

Total revenue	629	587	1,843	1,861

Contract Balances

Contract assets reflect revenue recognized in advance of invoicing our customer. The amount of contract assets, which is included within Other current assets and Other non-current assets in the condensed consolidated balance sheets, was $53 million and $51 million at September 30, 2025 and December 31, 2024, respectively.

Contract liabilities relate to payments received in advance of the satisfaction of performance under the contract. The amount of contract liabilities, which is included within Other current liabilities and Other non-current liabilities in the condensed consolidated balance sheets, was $67 million and $61 million at September 30, 2025 and December 31, 2024, respectively.

The amount of revenue recognized during the nine months ended September 30, 2025 that was included in the contract liabilities balance at the beginning of the period was $19 million.

Transaction Price Allocated to Remaining Performance Obligations

At September 30, 2025, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $840 million. Of this amount, we expect to recognize as revenue approximately 30% within the next 12 months, approximately 31% between 13 and 36 months, approximately 20% between 37 and 60 months, and the remaining balance through July 9, 2036.

5.    Trade and Other Receivables

Trade and Other Receivables, net

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due within 90 days or less.

($ in millions)	September 30, 2025	December 31, 2024
Trade and other receivables, gross	515	469
Allowance for credit losses (1)	(1)	(1)
Trade and other receivables, net	514	468
(1) As of and for the nine months ended September 30, 2025 and the year ended December 31, 2024, balances and activity related to the allowance for credit losses were immaterial.

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $328 million and $403 million during the nine months ended September 30, 2025 and year ended December 31, 2024, respectively, under these factoring arrangements. The cash received from these arrangements is reflected as net cash provided by operating activities in the condensed consolidated statements of cash flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored gross receivables, including our trade receivables, which we then remit to the financial institutions. At September 30, 2025 and December 31, 2024, we had $78 million and $152 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the condensed consolidated balance sheets. The net cash flows relating to these collections are reported as financing activities in the condensed consolidated statements of cash flows.

6.    Inventories, net

($ in millions)	September 30, 2025	December 31, 2024
Raw materials	26	25
Work in progress	3	3
Finished goods	87	87
Inventories, gross	117	114
Excess and obsolescence reserve	(2)	(2)
Inventories, net	115	113

7.    Other Assets

Other Current Assets

($ in millions)	Notes	September 30, 2025	December 31, 2024
Receivable from Buyer	3	47	—
Prepaid expenses		43	45
Income taxes receivable		32	12
Contract assets	4	12	9
Other		57	49
Other current assets		191	114
Other Non-Current Assets

($ in millions)	License Term	Amortization Start Date (1)	Notes	September 30, 2025	December 31, 2024
Upfront license fees, net:
Italian Lotto	9 years	December 2025		2,618	—
Italian Scratch & Win	9 years	October 2019		313	346
New Jersey	15 years, 9 months	October 2013		33	39
Italian Lotto	9 years	December 2016		17	81
Indiana	16 years, 1 month	June 2015		5	6
Rhode Island	20 years, 6 months	January 2023		3	3
				2,990	477

Deferred income taxes				42	37
Contract assets			4	40	42
Finance lease right-of-use assets			8	22	16
Other				48	35
Other non-current assets				3,142	606
(1) Upfront license fees are amortized on a straight-line basis.

Italian Lotto License

On July 16, 2025, the Company was notified by the Agenzia delle Dogane e dei Monopoli (“ADM”) that LottoItalia, a consortium comprised of Allwyn, Arianna 2001, and Novomatic Italia, and led by Brightstar, had been awarded the Italian Gioco del Lotto license (the “Italian Lotto license”), effective as of December 1, 2025. The Italian Lotto license has a term of nine years beginning December 1, 2025. The first €500 million installment of the €2,230 million investment was paid on July 17, 2025. In November 2025, the Company will make the second installment payment of €300 million, with the balance to be made in 2026.

8.    Leases

Lessee
We have operating and finance leases for real estate (warehouses, office space, data centers), vehicles, communication equipment, and other equipment. Many of our real estate leases include one or more options to renew, while some include termination options. Certain vehicle and equipment leases include residual value guarantees and options to purchase the leased asset. Many of our real estate leases include variable payments for maintenance, real estate taxes, and insurance that are determined based on the actual costs incurred by the landlord.

The classification of our operating and finance leases in the condensed consolidated balance sheets is as follows:

($ in millions)	Balance Sheet Classification	September 30, 2025	December 31, 2024
Assets:
Operating ROU asset	Operating lease right-of-use assets	95	102
Finance ROU asset, net (1)	Other non-current assets	22	16
Total lease assets		117	118

Liabilities:
Operating lease liability, current	Other current liabilities	25	24
Finance lease liability, current	Other current liabilities	9	7
Operating lease liability, non-current	Operating lease liabilities	75	83
Finance lease liability, non-current	Other non-current liabilities	17	14
Total lease liabilities		126	128
(1) Finance right-of-use (“ROU”) assets are recorded net of accumulated amortization of $16 million and $16 million at September 30, 2025 and December 31, 2024, respectively.

Weighted-average remaining lease terms and discount rates are as follows:

September 30, 2025
Weighted-Average Remaining Lease Term (in years)
Operating leases	5.61
Finance leases	3.70
Weighted-Average Discount Rate
Operating leases	5.62%
Finance leases	5.72%

Components of lease expense are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2025	2024	2025	2024
Operating lease costs	8	7	25	22
Finance lease costs (1)	2	2	5	5
Short-term lease costs	6	6	18	18
Variable lease costs (2)	3	3	10	10
(1) Includes immaterial amounts related to interest on lease liabilities.
(2) Includes immaterial amounts related to sublease income.

Finance lease costs include amortization expense as follows:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2025	2024	2025	2024
Amortization expense of Finance ROU assets	2	1	4	4

Maturities of operating and finance lease liabilities at September 30, 2025 are as follows ($ in millions):

Year	Operating Leases	Finance Leases	Total (1)
Remainder of 2025	8	2	11
2026	28	10	38
2027	21	7	28
2028	15	4	19
2029	13	4	17
2030 and thereafter	31	2	33
Total lease payments	117	29	146
Less: Imputed interest	(17)	(3)	(20)
Present value of lease liabilities	100	26	126
(1) The maturities above exclude leases that have not yet commenced. We have committed lease payments of $5 million for leases that will commence in 2026 with a lease term of 5 years.

Cash flow information and non-cash activity related to leases is as follows:

	For the nine months ended September 30,
($ in millions)	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating and finance leases	26	23
Finance cash flows used for finance leases	6	5

Non-cash activity:
ROU assets obtained in exchange for lease obligations (net of early terminations)
Operating leases	9	14
Finance leases	10	4

9.     Restructuring

OPtiMa 3

During the third quarter of 2024, we initiated a multi-phase restructuring plan (“OPtiMa 3”) to realign and optimize our cost structure due to the ending of the TSA period after the two Italian dispositions (Italian gaming B2C businesses & Italian commercial services business) and the Transaction. The plan is focused on realigning and optimizing our general and administrative activities. Actions under the plan include the reduction of approximately 3% of our workforce, the optimization of our real estate footprint given our hybrid workforce and headcount reductions, and the reduction of other indirect costs previously incurred due to a larger business portfolio.

OPtiMa 3.1 commenced in the third quarter of 2024 and is expected to be completed within a 12-month period from inception. In the second quarter of 2025, we commenced OPtiMa 3.2. OPtiMa 3.2 is expected to be completed within a 12-month period from inception. During the nine months ended September 30, 2025, we incurred $23 million under OPtiMa 3.2 in severance and related employee costs, and expect to incur an additional $3 million in other costs during the 12-month period.

The following table summarizes consolidated restructuring expense for all restructuring programs by type of cost:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2025	2024	2025	2024
Severance and Related Employee Costs	—	38	21	39
Other	—	—	—	—
Total	—	38	21	39

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liability under the above and other ongoing plans for the nine months ended September 30, 2025:

	OPtiMa 3 Plan
($ in millions)	OPtiMa 3.1	OPtiMa 3.2	2021 Italian Workforce Redundancies	Total
Balance at beginning of period	29	—	16	46
Restructuring expense, net	—	23	—	23
Cash payments	(17)	(1)	(4)	(22)
Other adjustments, net(1)	1	—	2	3
Balance at end of period	13	22	14	50
Cumulative expense	36	23	31	90
(1) Includes foreign currency translation adjustments and a OPtiMa 3.1 reduction of $2 million due to lower actual expense and savings from voluntary terminations.

All liabilities are related to severance and related employee costs.

10.    Debt

The Company’s debt obligations consist of the following:

	September 30, 2025			December 31, 2024
($ in millions)	Principal	Debt issuance cost, net	Total	Principal	Debt issuance cost, net	Total
4.125% Senior Secured U.S. Dollar Notes due April 2026	—	—	—	750	(2)	748
3.500% Senior Secured Euro Notes due June 2026	—	—	—	779	(2)	777
6.250% Senior Secured U.S. Dollar Notes due January 2027	750	(1)	749	750	(2)	748
2.375% Senior Secured Euro Notes due April 2028	587	(2)	585	519	(2)	517
5.250% Senior Secured U.S. Dollar Notes due January 2029	750	(3)	747	750	(4)	746
4.250% Senior Secured Euro Notes due March 2030	587	(6)	581	519	(6)	513
Senior Secured Notes	2,674	(13)	2,661	4,068	(18)	4,050

Euro Term Loan Facilities due January 2027	235	(1)	234	623	(5)	619
Euro Term Loan Facilities due September 2030	1,174	(6)	1,168	—	—	—
Revolving Credit Facility A due July 2027	—	—	—	163	(6)	157
Revolving Credit Facility B due July 2027	—	—	—	334	(6)	328
Long-term debt, less current portion	4,083	(20)	4,064	5,188	(35)	5,153

Euro Term Loan Facilities due January 2027	117	—	117	208	—	208
Current portion of long-term debt	117	—	117	208	—	208

Total debt	4,200	(20)	4,181	5,396	(35)	5,361

At September 30, 2025, $10 million of debt issuance costs, net for the Revolving Credit Facilities with no outstanding borrowings was recorded as other non-current assets in the condensed consolidated balance sheets. At December 31, 2024, there were no debt issuance costs, net recorded as other non-current assets in the condensed consolidated balance sheets.

The principal amount of long-term debt maturing over the next five years and thereafter as of September 30, 2025 is as follows ($ in millions):

Year	U.S. Dollar Denominated	Euro Denominated	Total
Remainder of 2025	—	—	—
2026	—	117	117
2027	750	470	1,220
2028	—	822	822
2029	750	235	985
2030 and thereafter	—	1,057	1,057
Total principal amounts	1,500	2,700	4,200

At September 30, 2025 and December 31, 2024, we were in compliance with all covenants under our outstanding debt agreements.

2030 Euro Term Loan Facilities

On March 14, 2025, the Parent entered into a senior facilities agreement (the “2030 Facilities Agreement”) which provided €1 billion of term loan facilities to Brightstar Lottery S.p.A. as borrower (together, the “2030 Facilities”). The 2030 Facilities consist of a facility in the amount of €500 million (“Facility A”), which may be used for general corporate purposes, and a facility also in the amount of €500 million (“Facility B”) to be utilized in connection with the Italian Lotto license, for use toward the Italian Lotto license upfront fee. Facility A was utilized on March 24, 2025 for repayment of borrowings under the Revolving Credit Facilities. Facility B was utilized on June 5, 2025, following the announcement that the Company was the preferred bidder to be awarded the Italian Lotto license.

Brightstar Lottery S.p.A. must repay the 2030 Facilities in installments, as detailed below:

Due Date	Facility A (€ in millions)	Facility B (€ in millions)
September 14, 2027	100	100
September 14, 2028	100	100
September 14, 2029	100	100
September 14, 2030	200	200

Interest on the 2030 Facilities is payable either three or six months in arrears at rates equal to the applicable EURIBOR plus a margin based on Brightstar’s public debt ratings.

The 2030 Facilities are guaranteed by the Parent and certain subsidiaries of the Parent. Upon the occurrence of certain events, Brightstar Lottery S.p.A. may be required to prepay the 2030 Facilities in full. The 2030 Facilities Agreement provides for standard covenants and restrictions, which are substantially identical to those under the agreements for the Revolving Credit Facilities and other term loan facilities. The 2030 Facilities Agreement limits the aggregate amount that the Parent can pay with respect to dividends and repurchases of ordinary shares in each year to $400 million if any two of our public debt ratings by Fitch, Moody’s, and S&P are lower than Ba1/BB+ and $550 million if any two of our public debt ratings by Fitch, Moody’s, and S&P are equal to or higher than Ba1/BB+, and provides that such limit is eliminated if any two of our public debt ratings by Moody’s, S&P, and Fitch are equal to or higher than Baa3/BBB-. The 2030 Facilities Agreement permits shareholder distributions and/or share buybacks up to an amount not exceeding the difference between the net proceeds of the Transaction and $2 billion. The 2030 Facilities Agreement also contains customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and maximum ratio of total net debt to EBITDA) and events of default.

Senior Secured Notes

Concurrent with the sale of IGT Gaming, in September 2025 the Company exercised its right to redeem in whole the 4.125% Senior Secured U.S. Dollar Notes due April 2026 and the 3.500% Senior Secured Euro Notes due June 2026 for total consideration, excluding interest, of $750 million and €750 million ($878 million), respectively, and prepaid €300 million ($350 million) and $53 million of the Term Loan Facilities due January 2027 and Revolving Credit Facilities due July 2027, respectively. The Company recorded a $6 million loss on extinguishment of debt in connection with the redemptions and prepayments, which is classified in Other expense, net in the consolidated statement of operations for the three months ended September 30, 2025.

Effective July 1, 2025, the Revolving Credit Facility A and B commitments reduced from $820 million and €1 billion to $650 million and €800 million, respectively. The Company recorded a $2 million loss on extinguishment of debt in connection with the write-off of debt issuance costs following the modification, which is classified in Other expense, net in the consolidated statement of operations for the three months ended September 30, 2025.

Fair Value of Debt

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. All other debt is valued using current interest rates, excluding the effect of debt issuance costs. The table below excludes short-term borrowings.

($ in millions)	September 30, 2025	December 31, 2024
Carrying value	4,181	5,361
Fair value	4,194	5,346

Interest Expense, net

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2025	2024	2025	2024
Senior Secured Notes	33	34	97	101
Term Loan Facilities	14	6	29	17
Revolving Credit Facilities	5	13	25	41
Other	—	2	1	6
Interest expense	52	56	153	166
Interest income	(16)	(2)	(23)	(7)
Interest expense, net	36	53	130	160

11.     Commitments and Contingencies

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations. Legal proceedings that were previously disclosed may no longer be reported because, as a result of the rulings in the case, settlements, changes in our business, or other developments, in our judgment, they are no longer material to the Company’s business, financial position, or results of operations.

At September 30, 2025, provisions for all legal proceedings was $3 million. With respect to legal proceedings where we have determined that an incremental loss is reasonably possible but we are unable to determine an estimate of that reasonably possible loss in excess of amounts already accrued, no additional amounts have been accrued, given the uncertainties of litigation and the inherent difficulty of predicting the outcome of legal proceedings.

12.    Income Taxes

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions, except percentages)	2025	2024	2025	2024
Income before provision for income taxes	134	15	180	315
Provision for income taxes	40	61	137	161
Effective income tax rate (1)	29.6%	394.2%	76.1%	51.0%
(1) Determined using an estimated annual effective income tax rate.
The effective income tax rate for the three and nine months ended September 30, 2025 of 29.6% and 76.1%, respectively differed from the U.K. statutory rate of 25.0% primarily due to operating losses in jurisdictions in which we do not receive a tax benefit, foreign rate differential, and the impact of the international provisions of the U.S. Tax Cuts and Jobs Act of 2017 (the “Tax Act”).

The effective income tax rate for the three and nine months ended September 30, 2024 of 394.2% and 51.0%, respectively differed from the U.K. statutory rate of 25.0% primarily due to operating losses in jurisdictions in which we do not receive a tax benefit, foreign rate differential, and the impact of the international provisions of the Tax Act.

At September 30, 2025, and December 31, 2024, we had reserves for uncertain tax positions of $19 million and $17 million, respectively.

At September 30, 2025, and December 31, 2024, interest and penalties were accrued for uncertain tax positions of $30 million and $27 million, respectively.

Pillar Two Global Minimum Tax Framework - Legislative Updates

In December 2021, the Organization for Economic Cooperation and Development (“OECD”) enacted model rules for a new global minimum tax framework (“Pillar Two”). Many non-U.S. tax jurisdictions, including the European Union, have committed to adopting Pillar Two, which establishes a global minimum tax of 15% and is intended to be effective for tax years beginning in 2024. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two global minimum tax. Based on the Company’s current analysis of the Pillar Two provisions, these tax law changes will not have a material impact on the Company’s financial statements for calendar year 2025.

U.S. Tax Update

On July 4, 2025, the “One Big Beautiful Bill Act” (“OBBBA”) was enacted in the U.S. The legislation introduces a range of significant tax measures, such as the permanent extension of certain expiring provisions of the Tax Act, modifications to the international tax framework, and the restoration of favorable tax treatment for certain business-related tax items. The OBBBA includes multiple effective dates, with certain provisions applicable beginning in 2025 and others phased in through 2027. While we expect certain provisions of the OBBBA to change the timing of cash tax payments in the current year and future years, we do not expect the legislation to have a material impact on our consolidated financial statements.

13.    Shareholders' Equity

Dividends

In the third quarter of 2025, the Board of Directors of the Parent (the “Board”) declared a quarterly cash dividend of $0.20 per share, paid on August 26, 2025.

On July 1, 2025, the Board declared a special cash dividend equal to $3.00 per share. The special dividend, of approximately $609 million in the aggregate, was paid on July 29, 2025.

On October 30, 2025, the Board declared a quarterly cash dividend of $0.22 per share. The dividend, of approximately $42 million in the aggregate, is payable on December 2, 2025, to shareholders of record on November 18, 2025. Future dividends are subject to Board approval.

Share Repurchase Program

On and effective as of July 1, 2025, the Board authorized a new $500 million share repurchase program, which superseded and replaced prior authorizations. This new program authorizes the Parent to repurchase, from time to time during a period of two years from its approval, up to an aggregate of $500 million of the Parent’s outstanding ordinary shares through open market repurchases in compliance with Rule 10b-18 under the Securities Exchange Act of 1934 or through privately negotiated transactions at management’s discretion based on market and business conditions, applicable legal requirements and other factors.

On July 29, 2025, and as part of the 2025 repurchase program, the Parent entered into an accelerated share repurchase agreement (“ASR Agreement”) with a third party financial institution to repurchase an aggregate of $250 million of the Parent’s ordinary shares. Pursuant to the ASR Agreement, the Parent paid $250 million at inception and took delivery of approximately 13.6 million shares, which were recorded in treasury stock and represented approximately 82% of the total shares we expect to receive based on the market price at the time of the initial delivery. The ASR Agreement is scheduled to terminate no later than January 29, 2026, at which time the final number of shares to be delivered upon settlement will be determined based on the volume-weighted average price per share of the Parent’s stock during the term of the transaction, subject to certain limitations. The delivered shares were accounted for as a reduction of the weighted average shares outstanding used to calculate both basic and diluted earnings per share. As of September 30, 2025, $250 million remains available under the 2025 repurchase program.

Accumulated Other Comprehensive Income (“AOCI”)

The following tables detail the changes in AOCI:

	For the three months ended September 30, 2025
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to Brightstar Lottery PLC
Balance at June 30, 2025	482	(10)	3	475	29	505
Change during period	—	1	(1)	1	1	2
Reclassified to operations (1)	112	6	—	118	—	118
Tax effect	—	(1)	—	(1)	—	(1)
OCI	112	6	(1)	117	1	119
Balance at September 30, 2025	594	(4)	3	593	31	623
(1) Foreign currency translation of approximately $112 million and unrealized loss on hedges of approximately $6 million were reclassified into gain on sale of discontinued operations, net of tax on the consolidated statements of operations for the three months ended September 30, 2025.

	For the three months ended September 30, 2024
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to Brightstar Lottery PLC
Balance at June 30, 2024	472	(4)	3	471	61	532
Change during period	15	(2)	—	13	(13)	—
Reclassified to operations	—	—	—	—	—	—
OCI	15	(2)	—	13	(13)	—
Balance at September 30, 2024	487	(6)	3	485	48	532

	For the nine months ended September 30, 2025
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to Brightstar Lottery PLC
Balance at December 31, 2024	452	(2)	3	453	63	516
Change during period	29	(8)	—	21	(32)	(11)
Reclassified to operations(1)	112	6	—	118	—	118
Tax effect	—	1	—	1	—	1
OCI	141	(1)	—	140	(32)	108
Balance at September 30, 2025	594	(4)	3	593	31	623
(1) Foreign currency translation of approximately $112 million and unrealized loss on hedges of approximately $6 million were reclassified into gain on sale of discontinued operations, net of tax on the consolidated statements of operations for the nine months ended September 30, 2025.

	For the nine months ended September 30, 2024
		Unrealized Gain (Loss) on:		AOCI
($ in millions)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to Brightstar Lottery PLC
Balance at December 31, 2023	481	(6)	3	479	42	521
Change during period	6	—	—	6	6	12
Reclassified to operations	—	—	—	—	—	—
OCI	6	—	—	6	6	12
Balance at September 30, 2024	487	(6)	3	485	48	532

14.    Earnings Per Share

The following table presents the computation of basic and diluted income per share of common stock:

	For the three months ended September 30,		For the nine months ended September 30,
($ and shares in millions, except per share amounts)	2025	2024	2025	2024
Numerator:
Net income (loss) from continuing operations attributable to Brightstar Lottery PLC	57	(80)	(62)	34
Net income from discontinued operations attributable to Brightstar Lottery PLC	60	87	148	97
Net income attributable to Brightstar Lottery PLC	117	7	86	130

Denominator:
Weighted-average shares - basic	195	202	200	201
Incremental shares under stock-based compensation plans	1	—	—	2
Weighted-average shares - diluted	196	202	200	203

Net income (loss) from continuing operations attributable to Brightstar Lottery PLC per common share - basic	0.29	(0.39)	(0.31)	0.17
Net income (loss) from continuing operations attributable to Brightstar Lottery PLC per common share - diluted	0.29	(0.39)	(0.31)	0.17
Net income from discontinued operations attributable to Brightstar Lottery PLC per common share - basic	0.31	0.43	0.74	0.48
Net income from discontinued operations attributable to Brightstar Lottery PLC per common share - diluted	0.31	0.43	0.74	0.47
Net income attributable to Brightstar Lottery PLC per common share - basic	0.60	0.04	0.43	0.65
Net income attributable to Brightstar Lottery PLC per common share - diluted	0.60	0.04	0.43	0.64

During periods when we are in a net loss position, certain outstanding stock options and unvested restricted stock awards are excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

There were nominal stock options and unvested restricted stock awards excluded from the computation of diluted earnings per share for the three months ended September 30, 2025 and nine months ended September 30, 2024 as their inclusion would have had an antidilutive effect. There were 2 million and 1 million unvested restricted stock awards excluded for the nine months ended September 30, 2025 and three months ended September 30, 2024, respectively.

15. Segment Information

The Company operates and manages its continuing operations business as a single segment for the purposes of assessing performance and making operating decisions. We are a pure-play lottery business that derives revenues from providing sales, operations, product development, technology, and support to worldwide traditional lottery and iLottery customers.

The chief operating decision maker (“CODM”) reviews net income, as reported in the condensed consolidated financial results from continuing operations, when making decisions about allocating resources and evaluating financial performance. The CODM uses net income to evaluate the overall capital allocation strategy in deciding whether to reinvest profits into capital expenditures, or into other parts of the business such as paying down debt, paying dividends, or for acquisitions.

The segment’s accounting policies are the same as those described in Note 2 - Summary of Significant Accounting Policies. The measure of segment assets is reported on the condensed consolidated balance sheets as total assets.

16.     Related Parties

On March 9, 2022, Enrico Drago, then Chief Executive Officer of the PlayDigital business and immediate family member of Marco Drago, a member of the Board up until May 14, 2024, was granted a synthetic equity award pursuant to the PlayDigital

Equity Award Program designed to align the incentives of certain employees of the Company’s PlayDigital business with the growth in the valuation of such business. The synthetic equity award was scheduled to vest in three, four, and five years after the grant date with tranche percentages of 35%, 25%, and 40% and could be settled in equity or cash.

On March 27, 2024, Enrico Drago’s synthetic equity award was modified to change the valuation methodology applicable to the award and to allow for the continued vesting of the award in consideration of his new role as a member of the Board following his resignation from the role of Chief Executive Officer of the PlayDigital business and the planned sale or other disposition of the PlayDigital business.

On June 25, 2025, Enrico Drago’s synthetic equity award was modified to accelerate the vesting upon the sale of IGT Gaming and change the valuation methodology to align the award with the other plan participant. The award was cash settled during the three months ended September 30, 2025 for $6 million.

Item 2.     Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the condensed consolidated financial statements, including the notes thereto, included in this report, as well as “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements” in the Company's 2024 Form 20-F.

The following discussion includes information for the three and nine months ended September 30, 2025 and 2024. Amounts reported in millions are computed based on the amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages presented are calculated from the underlying unrounded amounts.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report, including on page 3 under the heading “Forward-Looking Statements”, and in “Item 3.D. Risk Factors” included in the Company's 2024 Form 20-F and the “Forward-Looking Statements” safe harbor under the Private Securities Litigation Reform Act of 1995 (the “Forward-Looking Statements Safe Harbor”). In July 2025, we changed our corporate name from International Game Technology PLC to Brightstar Lottery PLC (NYSE: BRSL) (“Brightstar”). We will not distinguish between our prior and current corporate name and will refer to our current corporate name throughout this filing. As used in this Item 2, the terms “we,” “our,” “us,” and the “Company” refer to Brightstar Lottery PLC together with its consolidated subsidiaries, and “Parent” refers to Brightstar Lottery PLC.

Business Overview
Brightstar is an innovative, forward-thinking global leader in lottery that builds on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a premier pure play global lottery company, our best-in-class lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, fulfill player needs, and distribute meaningful benefits to communities. Brightstar has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility.

The Company operates and provides an integrated portfolio of innovative lottery solutions, including lottery management services and instant lottery systems. The Company operates a worldwide land-based lottery and iLottery business, including sales, operations, product development, technology, and support, and is a leading iLottery platform provider globally. The Company is supported by central corporate support functions, including finance, people and transformation, legal, corporate communications, and strategy and corporate development.
On July 1, 2025, the Company completed the previously announced sale of the Gaming & Digital business (“IGT Gaming”) to a holding company (the “Buyer”) owned by funds managed by affiliates of Apollo Global Management, Inc. (the “Apollo Funds”), pursuant to the definitive agreements (the “Transaction Agreements”) entered into on July 26, 2024. IGT Gaming and Everi Holdings Inc. (“Everi”) were simultaneously acquired in the all-cash transaction (the “Transaction”).

The financial results of IGT Gaming have been reflected as discontinued operations in our condensed consolidated statements of operations and the assets and liabilities of IGT Gaming have been reflected as held for sale in our condensed consolidated balance sheets, for all periods presented. Accordingly, we report our results of continuing operations (i.e. what was formerly the Global Lottery segment) as a pure-play lottery business, representing the services and products we have continued to provide upon closing of the Transaction on July 1, 2025. Unless otherwise noted, amounts and disclosures included herein relate to our continuing operations.

Key Factors Affecting Operations and Financial Condition
The Company’s worldwide operations can be affected by industrial, economic, and political factors on both a regional and global level. The tightening of monetary policy by central banks, increased deficit projections in the U.S., changes in inflation rates, and the ongoing conflicts between Russia and Ukraine and various Middle Eastern conflicts, and other macroeconomic factors have caused disruptions and uncertainty in the global economy, including rising interest rates, increased inflationary pressures, foreign exchange rate fluctuations, potential cybersecurity risks, and exacerbated supply chain challenges. However, these events did not have a material impact on our supply chain or our results of operations during the nine months ended September 30, 2025. The extent to which our business, or the business of our suppliers or manufacturers, will be impacted in the future is unknown. We will continue to monitor the effects of these events, as well as the evolving trade disputes involving the U.S. and other countries, which could raise the prices of certain consumer goods, on our business and our results of operations.

Critical Accounting Estimates
The Company’s condensed consolidated financial statements are prepared in conformity with GAAP which require the use of estimates, judgments, and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments, and assumptions considered to be reasonable and realistic. There have been no material changes to the critical accounting estimates previously disclosed in the Company’s 2024 Form 20-F.

The areas that require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company’s condensed consolidated financial statements are fully described in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 2. Summary of Significant Accounting Policies” included herein.

Results of Operations

Comparison of 2025 and 2024

Revenues and Key Performance Indicators

	For the three months ended September 30,				For the nine months ended September 30,
	2025	2024	Change		2025	2024	Change
($ in millions)	$	$	$	%	$	$	$	%
Operating and facilities management contracts	644	602	42	+7	1,866	1,879	(13)	-1
Upfront license fee amortization	(53)	(51)	(3)	-5	(154)	(150)	(4)	-3
Operating and facilities management contracts (includes amortization of upfront license fees)	591	551	39	+7	1,712	1,729	(18)	-1
Systems, software, and other	13	15	(1)	-10	38	42	(4)	-9
Service revenue (includes amortization of upfront license fees)	604	566	38	+7	1,750	1,771	(22)	-1

Product sales	25	20	5	+24	93	89	4	+5

Total revenue	629	587	43	+7	1,843	1,861	(18)	-1

Total revenue for the three months ended September 30, 2025 increased $43 million primarily driven by an increase in revenue from operating and facilities management contracts as a result of higher instant ticket and draw-game same-store sales growth in Italy, supported by favorable foreign currency impacts and higher revenue from U.S. multi-state jackpot (“U.S. MSJP”) games (Mega Millions® and Powerball®) with elevated jackpot activity in the quarter.

Total revenue for the nine months ended September 30, 2025 decreased $18 million primarily driven by a decrease in revenue from operating and facilities management contracts as a result of decreased LMA incentive revenues and higher U.S. MSJP activity in the prior period, as discussed in further detail below.

	For the three months ended September 30,		For the nine months ended September 30,
(% on a constant-currency basis)	2025	2024	2025	2024
Global same-store sales growth
Instant ticket & draw games	+3.9%	+1.0%	+2.0%	+0.2%
U.S. MSJP	+69.2%	-55.2%	-10.5%	-22.7%
Total	+7.9%	-5.8%	+1.2%	-1.7%

U.S. same-store sales growth
Instant ticket & draw games	+1.6%	+0.2%	+0.3%	-1.4%
U.S. MSJP	+69.2%	-55.2%	-10.5%	-22.7%
Total	+7.7%	-9.8%	-0.8%	-4.2%

Rest of world same-store sales growth
Instant ticket & draw games	+14.3%	+1.9%	+8.4%	+2.5%

Italy same-store sales growth
Instant ticket & draw games	+6.1%	+2.7%	+2.9%	+3.1%

Revenues: Third Quarter 2025 Compared to Third Quarter 2024

($ in millions)
587
19
15
(10)
5
615
14
629
2024
Instant ticket & draw games
U.S. MSJP
Other services
Product sales
Actual at PY FX
Currency
2025

Service revenue during the quarter increased, primarily due to higher instant and draw game revenues. which rose by $19 million, or $34 million when including the impact of foreign currency. This increase was driven by 6.1% growth in same-store sales in Italy and 14.3% growth in same-store sales across Rest of world. Additionally, same-store sales for U.S. MSJP grew by 69.2% contributing an additional $15 million to the overall service revenue increase as the size of Powerball® jackpots were higher in the quarter compared to the same period last year. These increases were partially offset by a decline in Other Services, primarily due to a $9 million benefit recognized from the expiration of unexercised contractual rights and software license sales in the prior corresponding in Europe and a $6 million reduction in instant and draw game revenues from the transition of the U.K. contract to the new provider.

Product sales increased $5 million, or 24%, from the same quarter last year mainly due to a $7 million increase in sales to customers in the U.S. primarily for terminal sales, as well as $3 million increase from International customers, principally for equipment sales in Europe. These sales were partially offset by a $5 million decrease in instant ticket printing operations driven by timing of customer deliveries.

Revenues: First Nine Months 2025 Compared to First Nine Months 2024

($ in millions)
1,861
23
(7)
(61)
4
1,820
23
1,843
2024
Instant ticket & draw games
U.S. MSJP
Other services
Product sales
Actual at PY FX
Currency
2025

Service revenue for the nine months ended September 30, 2025 declined, primarily due to a $53 million reduction in LMA incentive revenue, a component of Other Services, a 10.5% drop in same-store sales for U.S. MSJP games, reflecting lower jackpot sizes in the nine months ended September 30, 2025 compared to the same period last year, and a $6 million decrease in instant and draw game revenues due to the transition of the U.K. contract to the new provider. Other Services also declined due to the absence of a $9 million benefit recognized in the prior corresponding period in Europe from lapsing of unexercised contractual rights and software license sales. Partially offsetting these decreases, instant and draw game revenues, excluding U.S. MSJP, increased, supported by favorable foreign currency impacts. This increase was driven by 2.9% of same-store sales growth in Italy and 8.4% of same-store sales growth in the Rest of world.

The recognition of the LMA incentive shortfall in the first and second quarters was triggered by the lack of significant U.S. MSJP activity during the second half of the LMA’s fiscal year, negatively impacting the nine months ended September 30, 2025.

Product sales for the nine months ended September 30, 2025 increased $4 million, or 4.6%, from the same quarter last year mainly due to $11 million in sales to customers in the U.S. primarily for terminal deliveries and a $5 million increase in instant ticket printing operations, driven by existing customers. These increases were partially offset by the non-recurrence of $13 million in sales to a Canadian customer for terminal and software deliveries.

Cost of Revenue

	For the three months ended September 30,				For the nine months ended September 30,
	2025	2024	Change		2025	2024	Change
($ in millions)	$	$	$	%	$	$	$	%
Cost of services (excluding D&A)	276	261	15	+6	819	795	24	+3
Cost of product sales (excluding D&A)	31	22	9	+41	86	67	19	+29

Cost of services (excluding Depreciation and amortization (“D&A”)) for the three months ended September 30, 2025 increased by $15 million compared to the same period last year. This increase was primarily attributable to a $5 million rise in postage & freight expenses, a $4 million increase in point-of-sale consumables used in providing instant ticket and draw games, and a combined $4 million increase in outside service and occupancy costs. Other service-related expenses remained relatively consistent year-over-year. Cost of product sales (excluding D&A) increased by $9 million as compared to the same period last year. Additionally, the cost of product sales as a percentage of product sales increased, largely reflecting changes in the product mix.

Cost of services (excluding D&A) for the nine months ended September 30, 2025 increased by $24 million compared to the same period last year. This increase was primarily driven by a $9 million rise in postage & freight, a $5 million increase in point-of-sale consumables used in providing instant ticket and draw games, and a combined $8 million increase across payroll & benefits principally due to higher benefit costs, outside service and occupancy costs. Cost of product sales (excluding D&A) increased by $19 million as compared to the same period last year, and the cost of product sales as a percentage of product sales increased, primarily due to changes in the product mix.

Other Expenses

	For the three months ended September 30,				For the nine months ended September 30,
	2025	2024	Change		2025	2024	Change
($ in millions)	$	$	$	%	$	$	$	%
General and administrative	44	61	(17)	-28	164	178	(14)	-8

General and administrative expenses decreased in both periods, primarily due to a decrease in long-term incentive compensation as well as expense recoveries as compared to the prior corresponding periods, respectively. Additional decreases in the first nine months were due to lower payroll and benefit costs, driven by headcount reductions.

	For the three months ended September 30,				For the nine months ended September 30,
	2025	2024	Change		2025	2024	Change
($ in millions)	$	$	$	%	$	$	$	%
Research and development	11	12	—	-4	33	33	1	+2
Research and development expenses remained stable for both periods compared to the prior corresponding periods, respectively.

	For the three months ended September 30,				For the nine months ended September 30,
	2025	2024	Change		2025	2024	Change
($ in millions)	$	$	$	%	$	$	$	%
Sales and marketing	29	30	(1)	-4	92	89	3	+4

Sales and marketing remained stable in the quarter compared to the prior corresponding period. Cost increases in the first nine months were due primarily to higher outside services and tradeshow costs.

	For the three months ended September 30,				For the nine months ended September 30,
	2025	2024	Change		2025	2024	Change
($ in millions)	$	$	$	%	$	$	$	%
Depreciation and amortization	55	51	5	+9	163	151	12	+8

Depreciation and amortization expenses increased in both periods compared to the prior corresponding periods, respectively, from an increase in contract renewals resulting in higher cost capitalization.

	For the three months ended September 30,				For the nine months ended September 30,
	2025	2024	Change		2025	2024	Change
($ in millions)	$	$	$	%	$	$	$	%
Restructuring	—	38	(38)	-100	21	39	(18)	-46

Restructuring costs in the first nine months related to management initiating Phase 2 of the OPtiMa 3.0 restructuring plan, to realign and optimize our general and administrative activities following the sale of IGT Gaming. Costs in the prior corresponding period related to Phase 1. The costs within both phases are primarily comprised of severance and related employee costs, and actions under each phase of the plan are expected to be completed within a 12 month period from inception.

	For the three months ended September 30,				For the nine months ended September 30,
	2025	2024	Change		2025	2024	Change
($ in millions)	$	$	$	%	$	$	$	%
Interest expense, net	36	53	(18)	-33	130	160	(30)	-19

Net interest expense decreased in both periods, primarily due to debt reductions executed concurrently with the sale of IGT Gaming and interest income from invested cash, partially offset in the first nine months by the new senior facilities agreement entered into in the first quarter and fully utilized in the second quarter as described in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 9. Debt”.

	For the three months ended September 30,				For the nine months ended September 30,
	2025	2024	Change		2025	2024	Change
($ in millions)	$	$	$	%	$	$	$	%
Foreign exchange loss, net	1	39	(38)	-98	132	23	109	> +200
Foreign exchange loss (gain), net principally relates to non-cash fluctuations in the Euro to U.S. dollar exchange rate on internal and external debt, as well as foreign currency losses.

	For the three months ended September 30,				For the nine months ended September 30,
	2025	2024	Change		2025	2024	Change
($ in millions)	$	$	$	%	$	$	$	%
Other expense, net	12	4	8	> +200	23	12	11	+92

Other expense, net increased for both periods primarily driven by debt extinguishment costs of $8 million, and a $4 million increase in professional advisory fees and other costs related to rebranding of the Lottery business as part of the separation activities.

	For the three months ended September 30,				For the nine months ended September 30,
	2025	2024	Change		2025	2024	Change
($ in millions)	$	$	$	%	$	$	$	%
Provision for income taxes	40	61	(21)	-35	137	161	(24)	-15

The decrease in provision for income taxes in the quarter was attributable to lower valuation allowances offset by higher pre-tax income. The decrease in the effective tax rate was primarily related to an $88 million decrease in non-deductible foreign exchange losses in the Parent. The decrease in the first nine months was primarily due to lower pre-tax income. The increase in the effective tax rate was primarily related to a $189 million increase in non-deductible foreign exchanges losses in the Parent.

Income from discontinued operations

	For the three months ended September 30,				For the nine months ended September 30,
	2025	2024	Change		2025	2024	Change
($ in millions)	$	$	$	%	$	$	$	%
(Loss) income from discontinued operations, net of tax	(16)	88	(105)	-118	75	101	(26)	-26
Gain on sale of discontinued operations, net of tax	77	—	77	—	77	—	77	—

On July 1, 2025, we completed the sale of IGT Gaming, and its results have been presented in discontinued operations for all periods presented. Income from discontinued operations, net of tax during the three and nine months ended September 30, 2025 decreased primarily due to the sale, with a gain on sale recorded in the quarter. See “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 3. Discontinued Operations and Assets Held for Sale” elsewhere in this Form 6-K for additional detail.

Liquidity and Capital Resources

Overview

The Company operates a capital-intensive business requiring substantial liquidity to meet operational and strategic needs. Historically, the Company’s primary sources of liquidity have been operating cash flows and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities. Liquidity is used to support:
•Working capital and operating needs
•Debt service obligations
•Acquisitions and related costs
•Capital expenditures and upfront license fees

The Company’s cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity needs.

Recent Developments

Following the recent award of the nine-year Italian Lotto license, the consortium led by the Company, is committed to pay €2,230 million for the upfront license fee, with €500 million paid on July 17, 2025, €300 million due in November 2025, and the remaining balance expected to be paid in the first half of 2026. Additionally, the consortium currently plans to invest €160 million in capital assets to support the new license, primarily related to the Lotto central system, communication infrastructure, and POS terminals.

Liquidity Outlook

The Company believes its ability to generate cash from operations to reinvest in its business is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations in the ordinary course of business for the 12 months following the date of issuance of this report and for the longer-term period thereafter.

Treasury and Risk Management

The cash management activities, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

At September 30, 2025 and December 31, 2024, the Company's total available liquidity was as follows, respectively:

($ in millions)	September 30, 2025	December 31, 2024
Revolving Credit Facilities	1,589	1,364
Cash and cash equivalents	1,599	584
Total Liquidity	3,188	1,948

The Revolving Credit Facilities are subject to customary covenants (including maintaining a minimum ratio of EBITDA to total net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company’s liquidity or capital resources. At September 30, 2025, the borrowers were in compliance with such covenants.

Refer to “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 10. Debt” included herein for information regarding the Company’s debt obligations, including the maturity profile of borrowings and committed borrowing facilities.

At September 30, 2025 and December 31, 2024, approximately 36% and 25% of the Company’s debt portfolio was exposed to interest rate fluctuations, respectively. The Company’s exposure to floating rates of interest primarily relates to the Revolving Credit Facilities and Euro Term Loan Facilities due January 2027 and September 2030.

The following table summarizes the Company’s U.S. Dollar equivalent cash and cash equivalent balances by currency:

	September 30, 2025		December 31, 2024
($ in millions)	$	%	$	%
Euros	637	40	296	51
U.S. dollars	849	53	182	31
Other currencies	113	7	105	18
Total Cash and cash equivalents	1,599	100	584	100

The Company maintains its cash deposits in a diversified portfolio of global banks, the majority of which are considered Global Systemically Important Banks. The Company holds an immaterial amount of cash in countries where there may be legal or economic restrictions on the ability of subsidiaries to transfer funds in the form of cash dividends, loans, or advances. Furthermore, certain regulatory restrictions due to the shortage of foreign exchange reserves are present in Trinidad and Tobago where approximately $30 million of our foreign cash resides. These restrictions do not have an impact on the ability of the Company to meets its cash obligations.

Cash Flow Summary

The following tables summarize the condensed consolidated statements of cash flows for the nine months ended September 30, 2025 and 2024. A complete condensed consolidated statements of cash flows is provided in the condensed consolidated financial statements included herein.

Net cash used in operating activities from continuing operations was $6 million in the first nine months of 2025, compared with net cash provided of $489 million for the same period in 2024. The decrease was primarily driven by the first payment of the Italian Lotto license for $579 million, partially offset by $83 million of favorability related to income tax and interest payments.

Net cash used for investing activities in the first nine months of 2025 was $240 million, compared with net cash used of $103 million in the first nine months of 2024, principally due to a $135 million increase in capital expenditures, primarily for systems, equipment and other assets related to contracts in California, Colorado, Kentucky, and Italy.

Net cash used in financing activities during the first nine months of 2025 was $2.7 billion, compared with net cash used of $467 million in the same period of 2024. The change was primarily due to a $1.5 billion net decrease as payments on debt exceeded proceeds in the first nine months of 2025 compared to the same period in 2024 as a result of the debt reductions referenced in Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 10. Debt, a $607 million increase in dividends paid, primarily due to the special dividend payment made in the quarter, and $251 million paid for repurchases of common stock through an accelerated share repurchase. These cash uses were partially offset by a $175 million increase in capital contributions from non-controlling interests.

Net cash provided by operating activities from discontinued operations was $94 million in the first nine months of 2025, compared with net cash provided of $235 million for the same period in 2024. The decrease is primarily attributable to the sale of IGT Gaming on July 1, 2025. Net cash provided by investing activities was $3.9 billion in the first nine months of 2025, compared with net cash used of $166 million for the same period in 2024. The change was primarily due to cash proceeds received for the sale of IGT Gaming of $4.0 billion. Net cash used in financing activities was $143 million in the first nine months of 2025, compared with $39 million for the same period in 2024. Net cash used for financing activities in the first nine months primarily related to a $123 million payment on the Sony deferred license obligation.

Dividends

Our Board of Directors authorized the following cash dividends:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions, except per share amounts)	2025	2024	2025	2024
Dividends paid/declared per share of common stock	$3.20	$0.20	$3.60	$0.60
Total dividends paid/declared	647	40	728	120

On October 30, 2025, the Board declared a quarterly cash dividend of $0.22 per share. The dividend, of approximately $42 million, is payable on December 2, 2025, to shareholders of record on November 18, 2025.

Historical payment of dividends is not an indication that dividends will be paid on any future date. The Company has not implemented a formal policy on dividend distributions, and any future dividend payment is subject to Board approval.

U.S. federal income tax considerations for U.S. shareholders of ordinary shares

The following discussion is not intended to serve as a complete summary of the U.S. federal income tax considerations relevant to the Company’s distributions or the ownership of the Company’s ordinary shares. For additional information, please refer to the Company’s Form 20-F for the fiscal year ended December 31, 2024 (“Taxation—Material U.S. Federal Income Tax Considerations”), the terms of which are incorporated herein by reference.

We generally expect that our quarterly dividends will be subject to customary dividend tax treatment in the U.S., but if our total dividends paid during any given year exceed the Parent’s current and accumulated earnings and profits (“E&P”) as of the end of such year (determined under U.S. tax principles), a portion of our dividends paid in that year will be treated: (i) first, as a nontaxable return of capital, to the extent of a shareholder’s tax basis in ordinary shares (on a dollar-for-dollar basis), and (ii) subsequently, as capital gain.

Based on our current expectations, we expect that for U.S. shareholders the special dividend, the Q1 dividend paid on June 12, and any future dividends paid in the current fiscal year will be treated for U.S. income tax purposes as a nontaxable return on capital to the extent of a shareholder’s basis in its shares. To assist investors with U.S. tax reporting requirements, on July 27, 2025 and July 29, 2025, the Company posted IRS form 8937 “Report of Organizational Actions Affecting Basis of Securities” in the Investor Relations section of the Company’s website (ir.brightstarlottery.com). These forms provide an explanation of the tax consequences to U.S. shareholders regarding the Company’s treatment of the cash distributions of $0.20 per ordinary share paid by the Company on June 12, 2025 and the cash distribution of $3.00 per ordinary share paid by the Company on July 29, 2025. Under applicable U.S. tax law, these distributions are expected to be treated as a nontaxable return of capital, which are treated for U.S. income tax purposes as a return on capital to the extent of a shareholder’s basis in its ordinary shares, and thereafter as capital gain. The form 8937s will be updated as necessary following the determination of Brightstar’s financial results for fiscal year 2025 and a review of certain other factors.

Because the calculation of E&P is a full-year determination which depends upon facts that are not known as of the date hereof, no assurances can be provided that the Parent’s actual current and accumulated E&P will not be materially different than the Company’s preliminary estimate and that U.S. shareholders will not be required to treat a portion of the special dividend and other dividends received as dividends for U.S. federal income tax purposes. If the Company subsequently determines that it has current or accumulated E&P, then U.S. shareholders may experience U.S. federal income tax consequences that are materially different than the consequences described above. All U.S. shareholders are urged to consult with a tax advisor to determine the tax consequences of the special dividend and other dividends received, including any state, local or foreign tax considerations based on the shareholder’s individual facts and circumstances.

Item 3.     Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to the disclosure under “Part I, Item 11. Quantitative and Qualitative Disclosures About Market Risk” included in our 2024 Form 20-F.

Item 4.      Controls and Procedures

There have been no changes in internal control over financial reporting during the nine months ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II.     OTHER INFORMATION

Item 1.    Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business or its other business activities. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations.

There have been no material developments to the litigation disclosed in our Annual Report on 2024 Form 20-F. Legal proceedings that were previously disclosed may no longer be reported because, as a result of the rulings in the case, settlements, changes in our business, or other developments, in our judgment, they are no longer material to the Company’s business, financial position, or results of operations.
Item 1A.    Risk Factors

There have been no material changes to the disclosure under “Part I, Item 3.D. Risk Factors” included in our 2024 Form 20-F.

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds

Issuer Purchases of Equity Securities

Below is a summary of share repurchases for the third quarter ended September 30, 2025. Refer to “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)—Note 13. Shareholders' Equity”.

Period	Total Number of Shares Repurchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Approximate Dollar Value that May Yet be Purchased Under the Program(1)
Beginning repurchase authority
July 1, 2025-September 30, 2025
Accelerated share repurchases(2)	13,573,035	—	13,573,035	$250,000,000

Total	13,573,035		13,573,035	$250,000,000

(1)On July 1, 2025, the Board authorized a new $500 million share repurchase program, replacing the prior program authorized on November 15, 2021, which had a remaining authorization of $145 million. This new program authorizes the Parent to repurchase, from time to time during a period of two years from its approval, up to $500 million of the Parent’s outstanding ordinary shares through open market repurchases in compliance with Rule 10b-18 under the Securities Exchange Act of 1934 and/or in privately negotiated transactions at management’s discretion based on market and business conditions, applicable legal requirements, and other factors. Shares repurchased are either canceled or held in treasury.

(2)On July 29, 2025, and as part of the 2025 repurchase program, the Parent entered into an accelerated share repurchase agreement (“ASR Agreement”) with a third party financial institution to repurchase an aggregate of $250 million of the Parent’s ordinary shares. Pursuant to the ASR Agreement, the Parent paid $250 million at inception and took delivery of approximately 13.6 million shares, which was recorded in treasury stock and represented approximately 82% of the total shares we expect to receive based on the market price at the time of the initial delivery. The ASR Agreement is scheduled to terminate no later than January 29, 2026, at which time the final number of shares to be delivered upon settlement and the average price per share will be determined based on the volume-weighted average price of the Parent’s stock during the term of the transaction. The delivered shares were accounted for as a reduction of the weighted average shares outstanding used to calculate both basic and diluted earnings per share. As of September 30, 2025, $250 million remains under the 2025 repurchase program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGHTSTAR LOTTERY PLC

/s/ Massimiliano Chiara
Name: Massimiliano Chiara
Title: Chief Financial Officer

Dated: November 4, 2025